Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 11, 2014, relating to the consolidated financial statements of PG&E Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to three investigative enforcement proceedings pending with the California Public Utilities Commission that may result in material amounts of penalties), the consolidated financial statement schedules of the Company, and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of PG&E Corporation for the year ended December 31, 2013, and the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

February 11, 2014

San Francisco, California